

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

April 24, 2007

L. Stephen Albright, Esq.
Albright & Blum, P.C.
17337 Ventura Boulevard, Suite 208
Encino, CA 91316

> **Re: Aftersoft Group, Inc.**
> **Amendment 6 to Form 8-K dated December 30, 2005**
> **Filed April 13, 2007**
> **File No. 0-27083**

Dear Mr. Albright:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies